UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03051942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MARCH 1, 2002 (MM/DD/YY) AND ENDING FEBRUARY 28, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LAFFER ADVISORS INCORPORATED

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5405 MOREHOUSE DRIVE, SUITE 340
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

HOWARD J. APPEL, CHIEF FINANCIAL OFFICER (858) 458 – 0811
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY & HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200 (Address) LA JOLLA (City) CALIFORNIA (State) 92037-1476 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard J. Appel, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFFER ADVISORS INCORPORATED, as of February 28, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Howard J. Appel
(Title) Chief Financial Officer



STATE OF CALIFORNIA)

COUNTY OF SAN DIEGO)

On this 24th day of Sept. (April) in the year 2003, before me, Jacqueline Schluederberg a Notary Public, State of California, duly commissioned and sworn, personally appeared Howard Appel, personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person~~(s)~~ whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that ______ he ______ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 10/11/03

(Seal)

JACQUELINE R. SCHLUEDERBERG
Commission # 1237567
Notary Public - California
San Diego County
My Comm. Expires Oct 11, 2003

This report ** contains (check applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CH &H
CORADINO
HICKEY & HANSON
A CPA CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS


INTERNATIONAL

World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of Certified Public Accountants
Private Companies Practice Section (PCPS)
California Society of Certified Public Accountants
Western Association of Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Laffer Advisors Incorporated
San Diego, California

We have audited the accompanying statement of financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2003, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As more fully described in Note 1, the Company is a wholly-owned subsidiary of Laffer Associates and has material transactions with its Parent.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2003, and the results of operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information (Financial and Operational Combined Uniform Single Report - Part IIA, and Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)) on pages 9, 10, and 11 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY and HANSON
A CPA Corporation

Bruce A Hanson

Bruce A. Hanson, CPA

March 21, 2003

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

LAFFER ADVISORS INCORPORATED

FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 28, 2003

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

LAFFER ADVISORS INCORPORATED

Table of Contents


CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS


World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of Certified Public Accountants
Private Companies Practice Section (PCPS)
California Society of Certified Public Accountants
Western Association of Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Laffer Advisors Incorporated
San Diego, California

We have audited the accompanying statement of financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2003, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As more fully described in Note 1, the Company is a wholly-owned subsidiary of Laffer Associates and has material transactions with its Parent.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Laffer Advisors Incorporated (a wholly-owned subsidiary) as of February 28, 2003, and the results of operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information (Financial and Operational Combined Uniform Single Report - Part IIA, and Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)) on pages 9, 10, and 11 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY and HANSON
A CPA Corporation

Bruce A. Hanson

Bruce A. Hanson, CPA

March 21, 2003

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

LAFFER ADVISORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2003

ASSETS

Cash and cash equivalents	$ 68,131
Net commissions receivable from brokers and dealers	12,393
	$ 80,524

STOCKHOLDERS' EQUITY

Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	$ 126,624
Retained deficit	(46,100)
	$ 80,524

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED FEBRUARY 28, 2003

REVENUE	
Commission income	$ 378,750
Miscellaneous income	4,451
Interest income	396
	383,597
EXPENSES	
Facilities and administrative service fees to Parent Company	266,700
Commissions paid to other Broker-Dealers	87,088
Other	16,422
	370,210
Net income	$ 13,387

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED FEBRUARY 28, 2003

	Common Shares Outstanding	Common Stock	Retained (Deficit)	Total Stockholders' Equity
February 28, 2002	100	$ 126,624	$ (59,487)	$ 67,137
Net income	-	-	13,387	13,387
February 28, 2003	100	$ 126,624	$ (46,100)	$ 80,524

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 28, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,387
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable from brokers and dealers	(8,519)
Net cash provided by operating activities	4,868
Net increase in cash and cash equivalents	4,868
Cash and cash equivalents, beginning of year	63,263
Cash and cash equivalents, end of year	$ 68,131

See notes to financial statements.

LAFFER ADVISORS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002

1. DESCRIPTION OF COMPANY AND RELATED PARTY TRANSACTIONS

Laffer Advisors Incorporated (the "Company") is a wholly-owned subsidiary of Laffer Associates (the "Parent Company"), a California corporation. The Company is registered as a Broker-Dealer with the National Association of Securities Dealers, Inc. ("NASD").

The Company may act in the capacity as a Broker-Dealer for its economic consulting clients to effect security transactions through another Broker-Dealer on a fully-disclosed basis. The Company pays a commission to the other Broker-Dealer. The Company does not currently manage or hold client securities. The Company records net commissions receivable resulting from settled transactions net of commissions payable to the clearing Broker-Dealer.

The Parent Company furnishes facilities and administrative services to the Company for which it charges a negotiated fee based upon revenues and available cash flow. For the year ended February 28, 2003, the Company paid fees in the amount of $266,700 to the Parent Company.

The Company considers all highly liquid investments, such as money market accounts, purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents balances at a financial institution located in San Diego, California. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At February 28, 2003, the Company had no uninsured cash and cash equivalents balances.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is required under the provisions of the Securities and Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $50,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At February 28, 2003, the Company's net capital was $80,524 and the Company's aggregate indebtedness was $0.

3. INCOME TAXES

The financial statements do not include a provision for income taxes since the Company's earnings and losses are included in the consolidated tax return of its Parent Company. The Parent Company does not allocate income tax expense or benefit to the Company.

LAFFER ADVISORS INCORPORATED

SUPPLEMENTAL INFORMATION

LAFFER ADVISORS INCORPORATED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II A - COMPUTATION OF NET CAPITAL

FEBRUARY 28, 2003

Total ownership equity from statement of financial condition	$ 80,524
Total non-allowable assets	-
Net capital	$ 80,524
Minimum net capital required (based on aggregate indebtedness)	$ -
Minimum net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 30,524
Excess net capital at 1,000%	$ 80,524
Total aggregate indebtedness	$ -

LAFFER ADVISORS INCORPORATED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II A - EXEMPTIVE PROVISION UNDER RULE 15C3-3

FEBRUARY 28, 2003

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Bear Stearns Security Corp. SEC No. 8-43724

Laffer Advisors Incorporated

Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)

February 28, 2003

Net capital as reported in Part IIA of the Company's FOCUS report at February 28, 2003	$ 80,524
Regulatory net capital, per audit	$ 80,524

LAFFER ADVISORS INCORPORATED

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL



CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS



World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of Certified Public Accountants
Private Companies Practice Section (PCPS)
California Society of Certified Public Accountants
Western Association of Accounting Firms

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Laffer Advisors Incorporated
San Diego, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Laffer Advisors Incorporated (the Company), (a wholly-owned subsidiary), for the year ended February 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Laffer Advisors, Inc. (a wholly-owned subsidiary) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY and HANSON
A CPA Corporation



Bruce A. Hanson, CPA

March 21, 2003


CH
&H